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SEC FILE NUMBER
8-47885

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2017 (MM/DD/YY) AND ENDING June 30, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

ADP Broker-Dealer, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 ADP Boulevard
(No. and Street)

Roseland	New Jersey	07068
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy Johnsen — 973-712-2427
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112-0015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

AFFIRMATION

I, James Blake, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to ADP Broker-Dealer, Inc. as of June 30, 2018, are true and correct. I further affirm that neither ADP Broker-Dealer, Inc. nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

J. P. Blake

James Blake
President, ADP Broker-Dealer, Inc.

Adrienne M. Lindsay
Notary Public

8/28/18
Date

ADRIENNE M. LINDSAY
COMMISSION # 50028536
NOTARY PUBLIC-STATE OF NEW JERSEY
MY COMMISSION EXPIRES
DECEMBER 10, 2020

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of
ADP Atlantic, LLC)
(S.E.C. I.D. No. 8-47885)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2018, AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a Public Document.

Deloitte.

Deloitte & Touche LLP

30 Rockefeller Plaza
New York, NY 10112
USA

Tel: (212) 492-4000
Fax: (212) 489-1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
ADP Broker-Dealer, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ADP Broker-Dealer, Inc. (the "Company") (a wholly owned subsidiary of ADP Atlantic, LLC) as of June 30, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

August 28, 2018

We have served as the Company's auditor since 1995.

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2018

ASSETS		
Cash	$	84,136,201
Service fee receivable - net of allowance for bad debt of $ 276		26,708,486
Other assets		710,425
TOTAL ASSETS	$	111,555,112
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Payable to Affiliate	$	14,501,388
Taxes payable to Affiliate		36,014,901
Accrued expenses and other liabilities		751,561
Total liabilities		51,267,850
STOCKHOLDER'S EQUITY:		
Common stock, $1,000 par value -- authorized and outstanding, 100 shares		100,000
Paid-in capital		24,713,758
Retained earnings		35,473,504
Total stockholder's equity		60,287,262
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	111,555,112

See notes to statement of financial condition.

1. ORGANIZATION AND BUSINESS DESCRIPTION

Organization — ADP Broker-Dealer, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company and ADP, LLC ("ADP" or the "Affiliate") are wholly owned subsidiaries of ADP Atlantic, LLC (the "Parent"), which is a wholly owned subsidiary of Automatic Data Processing, Inc.

Business Description — The Company was formed to receive compensation from mutual fund companies on a shared compensation basis (SubTA and 12b-1 fees). The Retirement Services division of the Affiliate provides 401(k) plans to existing and prospective clients of ADP. Those 401(k) plans offer securities of major mutual fund companies and bank funds of State Street Bank to investors, on a payroll deduction basis, through ADP. The Company does not solicit investments or handle customer funds and/or securities.

2. ACCOUNTING POLICIES

Basis of Presentation — The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates in the Preparation of the Statement of Financial Condition — The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities during the reporting period. Management makes estimates regarding the collectability of receivables, estimates of deferred taxes and other matters that affect reported amounts. Actual results could differ from the estimates included in the financial statements.

Income Taxes — The results of operations of the Company are included in the consolidated federal income tax return of the Affiliate. The Company is allocated by the Affiliate a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on an individual company basis. This is pursuant to a tax sharing agreement.

The Company uses the asset and liability method in providing income taxes. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in financial statements or tax returns.

Cash — All cash is on deposit in interest-bearing and non-interest-bearing accounts with major banks.

Service Fee Receivables — Service fee receivables are recorded when earned on a monthly basis, and are billed monthly or quarterly depending on the agreements with the mutual fund companies. The Company maintains an allowance for bad debt reserve through a combination of specific identification of accounts and percentages based on aging. The allowance is included in the net service fee receivable on the statement of financial condition.

Fair Value of Financial Assets and Liabilities — The Company's financial assets and liabilities are recorded at amounts that approximate fair value. Such assets and liabilities include cash, service fee receivable, payable to Affiliate, other assets, and accrued expenses and other liabilities.

The Company may be required or permitted to measure and disclose certain assets and liabilities using fair value measurements. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The Company uses a three-level classification hierarchy of fair value measurements that establishes the quality of inputs used to measure fair value.

Details for the descriptions of the three levels follow:

Level 1 — Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets as of the valuation date.

Level 2 — Inputs to the valuation methodology are quoted market prices for similar assets and liabilities in active markets; quoted market prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Inputs to the valuation methodology are unobservable and reflect the Company's own assumptions about the estimates market participants would use pricing the asset or liability based on the best information available in the circumstances (e.g., internally derived assumptions surrounding timing and amount of expected cash flows).

Financial Assets and Liabilities Measured at Other Than Fair Value — The Company has financial assets and liabilities whose carrying value approximates fair value. The carrying values of certain assets and liabilities approximate their fair values because they are short-term in duration, have no defined maturity, or have market based interest rates. Such assets and liabilities include cash, service fee receivable, other assets, payable to affiliate and accrued expenses and other liabilities. Cash is classified as Level 1 within the fair value hierarchy. Other assets and accrued expenses and other liabilities are classified as Level 2 within the fair value hierarchy.

Accrued Expenses and Other Liabilities — The Company has accrued expenses and other liabilities which represent payments due for outside services performed and other various liabilities.

Expense Allocation — Substantially all expenses are recorded at ADP and are transferred to the Company or are allocated to the Company based upon allocation factors which estimate the use of goods or services. The primary factors used in the allocation process are licensed registered representatives as a percent of total headcount of the respective departments, and asset-based revenue as a percent of total revenue for new plans of the Affiliate, ADP Retirement Services. The allocated expenses include but are not limited to sales compensation, plan implementation, client and participant services, finance, compliance, legal, and human resources.

Dividend to Parent — As a wholly owned subsidiary, the Company from time-to-time, after evaluating its net capital levels and upon approval of the Board of Directors, makes cash dividends to the Parent.

Recent Accounting Pronouncements — In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)," which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance, and has since issued additional amendments to ASU 2014-09. These new standards require an entity to recognize revenue

depicting the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standards will also result in enhanced revenue related disclosures. Entities have the option to apply the new guidance under a retrospective approach to each prior reporting period presented or a modified retrospective approach with the cumulative effect of initially applying the new guidance recognized at the date of initial application within the statement of financial condition. The new standards are effective for fiscal years, and interim reporting periods within those years, beginning after December 15, 2017. Early adoption is permitted.

The Company has been assessing the impact of the new revenue recognition standard on its relationships with its clients. The Company plans to adopt the revenue recognition guidance under the full retrospective transition approach on July 1, 2018. Further, the Company anticipates applying the guidance under the practical expedient (ASC 606-10-55-18) approach. The Company's implementation efforts include the identification of revenue within the scope of the guidance and the evaluation of revenue contracts and related accounting policies. The Company does not anticipate material changes to the recognition or timing of its revenues.

3. INCOME TAXES

Income taxes are accounted for in accordance with ASC 740, *Accounting for Income Taxes*, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities. The Company has a deferred tax asset of $72 at June 30, 2018, which relates to a temporary difference due to the allowance for bad debt, and is included within the other assets line on the statement of financial condition. The difference between the federal statutory tax rate and the Company effective tax rate primarily relates to state taxes.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the taxing authorities. The Company did not have any unrecognized tax benefits or liabilities resulting from tax positions related to either the year ended June 30, 2018, or other periods. The Company does not expect any change in unrecognized tax benefits or liabilities within the next year.

ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company had no interest and penalties included in the statement of financial condition as of June 30, 2018.

The ADP tax returns that include the Company's activity are no longer subject to federal tax examinations for tax years before fiscal year 2018 or state and local examinations for fiscal years before 2013.

4. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The rollforward of the allowance for doubtful accounts consisted of the following for the fiscal year ended June 30, 2018:

Balance at beginning of year	$	1,114
Current year write-off, net of provision		(838)
Balance at end of year	$	276

5. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The rule also requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. At June 30, 2018, the Company had net capital of $32,868,351 which was $29,450,492 in excess of its required net capital of $3,417,858. The Company's ratio of aggregate indebtedness to net capital was 1.56 to 1 at June 30, 2018.

6. RELATED-PARTY TRANSACTIONS

Management Services Fees —As defined in the Management Services Agreement (the "Agreement") between the Company and ADP, the Company shall pay ADP, for each calendar quarter, a management services fee equal to 108% of ADP's allocated costs and expenses. The transfer pricing markup was determined at 8% of fully allocated costs and expenses.

The management services fees represent various expenses incurred directly and indirectly in the conduct of the Company's business such as license and regulatory fees, sales compensation, plan implementation, client and participant services, finance, compliance, legal, human resources, facilities, technical support, and other professional, general and administrative expenses.

Change in Accounting Estimate for Management Services Fees

Effective July 1, 2017, the Company and ADP changed the methodology used to allocate the sales expenses component of the management services provided by ADP to the Company. Historically, sales expenses were allocated solely on the number of licensed representatives as a percent of total headcount. During fiscal 2018, ADP sales were to begin including investment fiduciary services. The revised expense allocation methodology adds a factor for the percent of the Affiliate's anticipated asset-based based revenue to total revenue on new sales. This change was to help ensure a best estimate of sales costs to the Company.

The Company accounted for this change as a change in accounting estimate and accordingly, accounted for it prospectively. At June 30, 2018, the Company's payable to Affiliate for management services fees was $14,501,388.

Income Taxes — The results of operations of the Company are included in the consolidated federal income tax return of the Affiliate. The Company is allocated by the Affiliate a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on an individual company basis. There is an income tax payable to the Affiliate in the amount of $36,014,901 at June 30, 2018

7. CONCENTRATION RISK

Cash: The Company maintains cash with more than one financial institution. The Company's policy is designed to limit exposure with any one financial institution. As part of its credit and risk management processes, the Company performs periodic evaluations of the relative credit standing of the financial institutions with whom it places funds. The Company also monitors the condition of the financial institutions with whom it places funds on an ongoing basis to identify any significant change in a financial institution's condition. If such a change takes place, the amounts deposited in such financial institutions may be adjusted.

Service fee receivable: Credit risk related to Service fee receivable involves the risk of nonpayment by the counterparty. Credit risk is diversified due to the large number of Fund families comprising the Company's customer base. The Company also performs ongoing credit evaluations of the financial conditions of its customers and evaluates the delinquency status of the receivables.

8. SUBSEQUENT EVENTS

The Company paid a dividend to its Parent on August 1, 2018 in the amount of $18,000,000. The Company has evaluated all other events and transactions that occurred subsequent to June 30, 2018 through the date these financial statements were issued, and has determined there were no other events or transactions during such period which would require recognition or disclosure in these financial statements.